Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Telephone: (905) 841-2300
Facscimile: (905) 841-2244
Website: www.helixbiopharma.com
May 14, 2012
News Release

HELIX BIOPHARMA CORP. COMMENCES POLISH PHASE I/II CLINICAL STUDY OF ITS LUNG CANCER DRUG CANDIDATE L-DOS47

AURORA, Ontario, May 14, 2012 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a developer of biopharmaceutical drug candidates for the prevention and treatment of cancer, today announced that clinical site initiation and patient recruitment activities in its Phase I/II clinical safety, tolerability and preliminary efficacy study of L-DOS47 have commenced in Poland.

“This Phase I/II open-label, non-randomized dose escalation study in patients with non-squamous, non-small cell lung cancer represents the foray into clinical testing for our novel L-DOS47 immunoconjugate therapy,” said Prof. Kazimierz Roszkowski-Śliź MD, Ph.D., Helix’s European Medical Director and Director and Head of the Clinical Department of the National Tuberculosis and Lung Diseases Research Institute in Warsaw. “The potential benefits to sufferers of this aggressive cancer are significant and I am hopeful for its success.”

“Starting this clinical trial for L-DOS47 is a major milestone for Helix,” said Dr. Heman Chao, Chief Scientific Officer of Helix BioPharma Corp. “It represents the fruition of an idea for the DOS47 technology that was born within Helix. I look forward to a positive outcome from this trial to demonstrate the potential benefits to patients and validate DOS47 as a possible platform for other new DOS47-based therapeutics in Helix’s research pipeline.”

L-DOS47 is Helix’s first drug candidate in development based upon the Company’s novel DOS47 technology, which is designed to modify the microenvironmental conditions of cancer cells in a manner that leads to their destruction. L-DOS47 is an immunoconjugate-based drug intended to offer an innovative approach to the first-line treatment of inoperable, locally advanced, recurrent or metastatic, non-small cell lung cancer.

The study will be conducted at four Polish centers under the direction of Prof. Maciej Krzakowski, MD, PhD at The Maria Sklodowska-Curie Memorial Cancer Centre & Institute of Oncology as the overall coordinating investigator, together with three other principal investigators: Prof. Cezary Szczylik, MD, PhD at the Military Medical Institute, Prof. Elzbieta Wiatr, MD, PhD at the National Tuberculosis and Lung Diseases Research Institute and Dr. Aleksandra Szczensa, MD, PhD at the Mazovian Center of Pulmonary Diseases and Tuberculosis in Otwock.

Contact:

Helix BioPharma Corp.
Investor Relations
Tel: (905) 841-2300
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties

This news release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws, including, without limitation, forward-looking statements regarding Helix’s plans to complete a Phase I/II clinical trial for L-DOS47; the anticipated outcome of this trial; the possible validation of DOS47 as a platform for other new DOS47-based therapeutics candidates; and the anticipated efficacy of the DOS47 technology. Forward-looking statements, which may be identified by words including, without limitation, “looks”, “will”, “demonstrate”, “intends”, “potential” and other similar expressions, are intended to provide information about management’s current plans and expectations regarding future operations.

Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties that may cause actual results or events to differ materially from those anticipated and no assurance can be given that these expectations will be realized, and undue reliance should not be placed on such statements. Risk factors that could cause actual results or events to differ materially from the forward-looking statements include, without limitation: (i) the inherent uncertainty involved in scientific research and drug development; (ii) the risks associated with delay or inability to complete clinical trials successfully and the long lead-times and high costs associated with obtaining regulatory approval to market any product which may result from successful completion of such trials; (iii) loss of protection or use of Helix’s intellectual property; (iii) need to secure additional financing in a timely manner on terms satisfactory to Helix; (iv) clinical trials that yield negative results, or results that do not justify future clinical development; and (v) those risk factors identified in the Helix’s Annual Report on Form 20-F, including under the headings “Forward-Looking Statements” and “3.D Risk Factors”, filed with the SEC at www.sec.gov and with the Canadian Securities Administrators at www.sedar.com (together, the “Helix Risk Factors”). Certain material factors or assumptions are applied in making the forward-looking statements, including, without limitation, that the Phase I/II clinical trial of L-DOS47 will proceed on Helix’s anticipated timetable and on budget, that this clinical trial will yield favourable results, that third parties will continue to provide goods and services to Helix on a timely basis, and that the Helix Risk Factors will not cause Helix’s actual results or events to differ materially from the forward-looking statements.

Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management on the date of this news release, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.